SHENGKAI INNOVATIONS, INC.
No.106 Zhonghuan South Road, Airport Industrial Park
Tianjin, People’s Republic of China 300308

March 18, 2013

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  Dale Welcome

Re:	Shengkai Innovations, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed September 20, 2012
Form 10-Q for the Fiscal Quarter Ended September 30, 2012
Filed November 14, 2012
File No. 1-34587

Dear Mr. Welcome,

We are responding to comments contained in the Staff letter, dated February 11, 2013, addressed to Mr. Wang Chen, the Company’s Chief Executive Officer, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012 filed with the SEC on September 20, 2012 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012 filed on November 14, 2012.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2012

Item 1A. Risk Factors, page 38

General

1.
As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, may be unable to inspect the audit work and practices of your auditor. As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports will be deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that the lack of inspections would prevent the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Response:

We will amend our Form 10-K for the year ended June 30, 2012 by adding a separate risk factor as follows.

The audit report included in this annual report was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as a result, you are deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the "PCAOB", is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

General

2.
Please revise MD&A in future filings to clearly disclose and discuss the risks and uncertainties surrounding management’s ability to consolidate Tianjin Shengkai Industrial Technology Development Co., Ltd. via contractual arrangements. Please clearly describe and discuss the cash flows generated from these arrangements, including their form (e.g., management fees, technology service fees, loan, purchase option, equity pledge) and address any restrictions as the cash flows move through your subsidiaries to Shengkai Innovations, Inc.

Response:

We will revise the MD&A in the Form 10-Q for the quarter ending March 31, 2013 and future filings by adding the following disclosure.

Our VIE corporate structure was set up under the PRC laws in order to consolidate the operations of Tianjin Shengkai, our VIE, in the PRC. It is very common for foreign companies to have VIE arrangements with the PRC companies. Our VIE arrangements allow us, through SK WFOE, to substantially influence our VIE’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable us to control our VIE and operate our business in the PRC through our VIE, we are considered the primary beneficiary of our VIE.

We believe our contractual arrangements with Tianjin Shengkai, our VIE, as described in this annual report, are in compliance with existing PRC laws, rules and regulations and legally enforceable. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and the PRC government authorities may ultimately take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons, which could limit the Company’s ability to enforce these contractual arrangements and may result in deconsolidation of our VIE.

Additionally, the VIE agreements may not be as effective in providing us with control over our VIE as direct ownership. If our VIE or its shareholders fail to perform the obligations under the VIE agreements, we would be required to resort to legal remedies available under the PRC laws, including seeking specific performance or injunctive relief, or claiming damages. Such remedies may not provide us with effective means of causing our VIE to meet its obligations, or recovering any losses or damages as a result of non-performance. Under these circumstances, there is a possibility of deconsolidation of our VIE.

Pursuant to the PRC Restructuring Agreements, each year SK WFOE is entitled to receiving from Tianjin Shengkai, the VIE:

•	a management fee equal to 2% of Tianjin Shengkai’s annual revenue, under the Consigned Management Agreement, and
•	a technology service fee equal to 1% of Tianjin Shengkai’s annual revenue, under the Technology Service Agreement

Both fees are due by January 31 of the following year. These agreements are valid until SK WFOE acquires all of the equity or assets of Tianjin Shengkai.

The cash flows moving through our subsidiaries to Shengkai Innovations, Inc. may be in form of dividends, and subject to the statutory reserves restrictions, withholding tax and foreign exchange regulations as set forth below.

Statutory Reserve

As all of the Company’s business operations are now conducted through its PRC subsidiary, SK WFOE, and the VIE, Tianjin Shengkai, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from SK WFOE and Tianjin Shengkai. Relevant PRC statutory laws and regulations permit payments of dividends by SK WFOE and Tianjin Shengkai only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of SK WFOE and Tianjin Shengkai included in the Company’s consolidated net assets are also nondistributable for dividend purposes.

In accordance with the PRC regulations on Enterprises with Foreign Investment, a wholly foreign-owned enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly foreign-owned enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. SK WFOE is subject to the above mandated restrictions on distributable profits. As it is in loss every year, SK WFOE’s reserve has not reach 50% of its registered capital.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for a discretionary surplus reserve, at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Tianjin Shengkai is subject to the above mandated restrictions on distributable profits. Tianjin Shengkai has stopped allocating funds to its statutory reserve as the reserve has reached 50% of its registered capital.

As a result of these PRC laws and regulations, SK WFOE and Tianjin Shengkai are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2012, net assets restricted in the aggregate, which includes paid-in capital and statutory reserve funds of SK WFOE and Tianjin Shengkai that are included in the Company’s consolidated net assets, was approximately $55.0 million.

Withholding Tax

The New PRC Enterprise Income Tax (“EIT”) Law, which was effected on January 1, 2008, also imposed a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous EIT law. Our PRC subsidiary, SK WFOE, is subject to the withholding requirement of the EIT Law.

Foreign Exchange Regulation

The ability of the Company’s PRC subsidiaries to make dividends and other payments to the Company may also be restricted by changes in applicable foreign exchange and other laws and regulations.

Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Exchange Administration Rules (1996), as amended in August 2008, or the Exchange Rules;
•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Currently, under the Administration Rules, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the State Administration of Foreign Exchange (the “SAFE”) is obtained and prior registration with the SAFE is made. Foreign-invested enterprises like SK WFOE that need foreign exchange for the distribution of profits to its shareholders may effect payment from their foreign exchange accounts or purchase and pay foreign exchange rates at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Based on their needs, foreign-invested enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

Although the current Exchange Rules allow the convertibility of Chinese Renminbi into foreign currency for current account items, conversion of Chinese Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of SAFE, which is under the authority of the People’s Bank of China. These approvals, however, do not guarantee the availability of foreign currency conversion. The Company cannot be sure that it will be able to obtain all required conversion approvals for its operations or the Chinese regulatory authorities will not impose greater restrictions on the convertibility of Chinese Renminbi in the future. Currently, most of the Company’s retained earnings are generated in Renminbi. Any future restrictions on currency exchanges may limit the Company’s ability to use its retained earnings generated in Renminbi to make dividends or other payments in U.S. dollars or fund possible business activities outside China.

As of June 30, 2012, there were approximately $88.6 million retained earnings in the aggregate, which were generated by Tianjin Shengkai in Renminbi included in the Company’s consolidated net assets that may be affected by increased restrictions on currency exchanges in the future and accordingly may further limit SK WFOE and Tianjin Shengkai’s ability to make dividends or other payments in U.S. dollars to the Company, in addition to the approximately $55.0 million restricted net assets discussed above.

Results of Operations, page 52

General

3.	Please revise future filings to quantify and discuss material changes in other income, net, and interest income, net, from period-to-period.

Response:

We will revise the MD&A in the Form 10-Q for the quarter ending March 31, 2013 and future filings by adding a discussion to quantify and discuss material changes in other income, net, and interest income, net, from period-to-period.

Revenue, page 52

4.
We note the phenomenal growth in revenue during FY 2010 and FY 2011 and the significant declines in revenue during FY 2012 and the first quarter of FY 2013. We note you attribute the declines to: “heightened suspicions on the integrity of Chinese companies”; “enquiries into the Company’s business and domestic customers mounted by certain shareholders and interested parties without the Company’s approval or endorsement that resulted in severely damaged relations with some of the Company’s important domestic customers”; and “considerable loss of business since June 2011, and a higher turnover in the Company’s sales agents and representatives.” You also attribute the declines to “the general economy slowdown in China and particularly the poor operating performance and financial pressure experienced by most of your major customers in the electric power market.” Please more fully explain to us, and revise future filings to clarify, the specific facts and circumstances surrounding the significant declines in revenues, including the magnitude of the declines related to company issues versus those related to the general economic slowdown in China. Please also tell us and revise future filings to address your expectations regarding future revenue trends.

Response:

In the past one and half years, because of the heightened suspicions on the integrity of Chinese companies, enquiries into the Company’s business and domestic customers mounted by certain shareholders and interested parties without the Company’s approval or endorsement have resulted in severely damaged relations with some of the Company’s important domestic customers. These customers had complained that tremendous amount of anonymous and personated calls or visits had seriously disturbed their normal business operations. They also suspected the Company had encountered fatal product quality and safety liability issues, deteriorating financial conditions or legal issues. They further questioned the Company’s business integrity and stopped ordering from us. We estimate that this has resulted in approximately $30 million loss of business since June 2011, and a higher turnover in the Company’s sales agents and representatives, which in turn undermined our marketing force and customer service. Some of the Company’s other customers have seized this opportunity to demand price cuts from the Company. Meanwhile, some of the Company’s competitors also have seized this opportunity to take away our customers.

In addition, in the year ended June 30, 2012, due to the general economy slowdown in China and particularly the poor operating performance and financial pressure experienced by most of our major customers in the electric power market, business with those customers have become increasingly difficult. Some of our agents/distributors, through whom we sold our products to those end customers in the electric power industry, have even been forced out of business because they could not timely collect accumulated trade receivables from their customers. We estimate that total revenue reduction in FY2012 of approximately $30 million was attributable to the economy slowdown in China.

We have discussed our expectations regarding future revenue trends under the section “Trend” in the MD&A, which is reproduced herein for your reference.

In response to the business disruptions and changes in the global ceramic valves industry as well as in PRC’s economic conditions as described earlier, management of the Company has decided to gradually phase out its less profitable domestic market segments including the electric power market and focus on expanding its presence in the more profitable domestic and foreign oil and chemical industries where ceramic valve products typically command higher prices. The Company has increased its product sales price to match industry levels and to reflect its superior product quality. The Company has also been making efforts to streamline operations through headcount reduction and other cost-saving measures to conserve capital and reduce the impact of revenue loss. Finally, the Company will continue to leverage its self-developed ceramic material technologies to continue in-house and joint research and development of innovative and superior-performance products for the international oil and chemical markets and commit its resources to expanding the acceptance of its products overseas.

As such, we expect that in the following quarters in the FY2013, total revenues would remain at current low level, and major contribution to our sales would be from the petrochemical and chemical industry. Such situation may persist until our marketing and sales efforts on some new customers and projects pay off, and the expansion in the international market picks up meaningfully. Successful penetration into international oil and chemical markets would also require the Company to obtain various certifications, including but not limited to different class API certification, such as API 6A which covers higher pressure valve products, and other firm-specific supplier qualifications, which will take time to go through various application procedures, develop new products and invest in additional or different equipment.

We will add such explanation and discussion in the MD&A in the Form 10-Q for the quarter ending March 31, 2013 and future filings.

5.
In your narrative of the change in revenue from FY 2011 to FY 2012, you mention “the increase in the sales price of your products.” Please revise future filings to quantify how much of the fluctuations in revenue, from period-to-period, are due to changes in volumes sold and/or changes in sales prices.

Response:

We will revise in the Form 10-Q for the quarter ending March 31, 2013 and future filings to quantify the extent (say, percentage) of the fluctuations in revenue, from period-to-period, are due to changes in volumes sold and/or changes in sales prices.

Net Income, page 55

6.
We note you quantify and discuss certain non-GAAP measures. To the extent you continue to present non-GAAP measures, please revise future filings to provide the disclosures required by Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K.

Response:

In FY2012, we elected to disclose the non-GAAP financial measures in Management’s Discussion and Analysis of Financial Conditions and Results of Operations (MD&A). We believe the non-GAAP financial measures provide useful supplemental information to investors as they allow comparisons of day-to-day business operations. We will revise our future filings to include disclosures required by Item 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K as follows:

Non-GAAP Financial Measures

To supplement our consolidated financial statements presented on a U.S. GAAP basis, in this report, we provided non-U.S. GAAP ("non-GAAP") financial information that excludes the impact of non-cash items of i) share-based compensation costs related to the stock options and stock awards granted to advisors, independent directors and management staff, and ii) changes in the fair value of instruments as a result of adoption on July 1, 2009 of FASB ASC Topic 815, "Derivative and Hedging" ("ASC 815"). We believe that these non-GAAP measures, namely adjusted income before taxes, adjusted net income/loss and non-GAAP diluted earnings/loss per share, provide investors with a better understanding of how the results relate to our current and historical performance. The additional non-GAAP information is not meant to be considered in isolation or as a substitute for the financials presented on a GAAP basis. The non-GAAP financial information that we provide also may differ from the non-GAAP information provided by other companies. We believe that these non-GAAP financial measures are useful to investors because they exclude non-cash expenses we exclude when we internally evaluate the performance of our business and make operating decisions, including internal budgeting and performance measurement, because these measures provide a consistent method of comparison to historical periods. Moreover, we believe that these non-GAAP measures reflect our essential operating activities. In addition, the provision of these non-GAAP measures allows investors to evaluate our performance using the same methodology and information as that used by our management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from the non-GAAP financial measures.

Liquidity and Capital Resources, page 55

General

7.
We refer to your risk factors on page 45, “Restrictions on currency exchange may limit our ability to receive and use our revenues effectively” and “Capital outflow policies in the PRC may hamper our ability to remit income to the United States” as well as the government regulations on dividend distribution and currency conversion noted on page 30, and your dividend policy on page 51. Please expand your liquidity disclosures in future filings to quantify and discuss the restrictions on the ability of your VIE to make dividend payments to you and/or to transfer funds outside of China.

Response:

We will revise the MD&A in the Form 10-Q for the quarter ending March 31, 2013 and future filings by expanding our liquidity disclosures to include the following:

Statutory Reserve

As all of the Company’s business operations are now conducted through its PRC subsidiary, SK WFOE, and the VIE, Tianjin Shengkai, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from SK WFOE and Tianjin Shengkai. Relevant PRC statutory laws and regulations permit payments of dividends by SK WFOE and Tianjin Shengkai only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of SK WFOE and Tianjin Shengkai included in the Company’s consolidated net assets are also nondistributable for dividend purposes.

In accordance with the PRC regulations on Enterprises with Foreign Investment, a wholly foreign-owned enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly foreign-owned enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. SK WFOE is subject to the above mandated restrictions on distributable profits. As it is in loss every year, SK WFOE’s reserve has not reach 50% of its registered capital.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for a discretionary surplus reserve, at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Tianjin Shengkai is subject to the above mandated restrictions on distributable profits. Tianjin Shengkai has stopped allocating funds to its statutory reserve as the reserve has reached 50% of its registered capital.

As a result of these PRC laws and regulations, SK WFOE and Tianjin Shengkai are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2012, net assets restricted in the aggregate, which includes paid-in capital and statutory reserve funds of SK WFOE and Tianjin Shengkai that are included in the Company’s consolidated net assets, was approximately $55.0 million.

Withholding Tax

The New PRC Enterprise Income Tax (“EIT”) Law, which was effected on January 1, 2008, also imposed a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous EIT law. Our PRC subsidiary, SK WFOE, is subject to the withholding requirement of the EIT Law.

Foreign Exchange Regulation

The ability of the Company’s PRC subsidiaries to make dividends and other payments to the Company may also be restricted by changes in applicable foreign exchange and other laws and regulations.

Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Exchange Administration Rules (1996), as amended in August 2008, or the Exchange Rules;
•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Currently, under the Administration Rules, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the State Administration of Foreign Exchange (the “SAFE”) is obtained and prior registration with the SAFE is made. Foreign-invested enterprises like SK WFOE that need foreign exchange for the distribution of profits to its shareholders may effect payment from their foreign exchange accounts or purchase and pay foreign exchange rates at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Based on their needs, foreign-invested enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

Although the current Exchange Rules allow the convertibility of Chinese Renminbi into foreign currency for current account items, conversion of Chinese Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of SAFE, which is under the authority of the People’s Bank of China. These approvals, however, do not guarantee the availability of foreign currency conversion. The Company cannot be sure that it will be able to obtain all required conversion approvals for its operations or the Chinese regulatory authorities will not impose greater restrictions on the convertibility of Chinese Renminbi in the future. Currently, most of the Company’s retained earnings are generated in Renminbi. Any future restrictions on currency exchanges may limit the Company’s ability to use its retained earnings generated in Renminbi to make dividends or other payments in U.S. dollars or fund possible business activities outside China.

As of June 30, 2012, there were approximately $88.6 million retained earnings in the aggregate, which were generated by Tianjin Shengkai in Renminbi included in the Company’s consolidated net assets that may be affected by increased restrictions on currency exchanges in the future and accordingly may further limit SK WFOE and Tianjin Shengkai’s ability to make dividends or other payments in U.S. dollars to the Company, in addition to the approximately $55.0 million restricted net assets discussed above.

8.
Given the significance of your cash balances, please revise future filings to explain why you have generated only modest interest income during the periods presented. Also, in light of the modest interest income you have generated, please revise future filings to explain why you maintain significant cash balances.

Response:

We will revise the MD&A in the Form 10-Q for the quarter ending March 31, 2013 and future filings by adding the following discussion to explain the reason for only modest amount of interest income is generated, and the reason why we maintained significant cash balance.

We keep most of our cash in Renminbi in form of call deposits at banks in China. Call deposit has no definite term, but requires depositor to pre-notify the bank of the date and amount of withdrawal. 7-day call deposit had an interest rate of 1.485% per annum on average in FY2012.

Currently we are experiencing downturns in our business as well as in the transition period of seeking new business opportunities. We cannot forecast for sure the length of such transition period. We need to preserve cash to ensure the Company will survive in the event that the macro economy remains slow or deteriorates, and our business keeps running at a low level. On the other hand, once we find a promising opportunity that would turn our operations around and boom our business, we may expect to incur significant amount of investment in R&D, qualification, marketing, capital expenditures or other forms, within a short time to grasp the opportunity. As other sources of financing such as equity or debt financing is difficult to obtain in the current circumstances, it is necessary to maintain sufficient cash balances for potential business opportunities.

Net Cash Provided by Operating Activities, page 56

9.
Please expand your disclosures in future filings to discuss the reasons for changes in working capital items between comparative periods, including the reasons for significant changes in accounts receivable, other receivables, advances to suppliers, accounts payable, other payables, and income taxes, as applicable.

Response:

We will revise the MD&A in the Form 10-Q for the quarter ending March 31, 2013 and future filings to discuss the reasons for changes in working capital items between comparative periods, including the reasons for significant changes in accounts receivable, other receivables, advances to suppliers, accounts payable, other payables, and income taxes, as applicable.

Critical Accounting Policies and Estimates, page 57

10.
Please revise future filings to identify consolidation as a critical accounting policy and provide a comprehensive discussion of management’s judgments as to why your contractual arrangements allow you to consolidate Tianjin Shengkai Industrial Technology Development Co., Ltd. despite the apparent control prohibitions under the laws of the PRC. Alternatively, please explain to us why you do not believe consolidation is a critical accounting policy.

Response:

We will revise the Form 10-Q for the quarter ending March 31, 2013 and future filings to identify consolidation as a critical accounting policy, meanwhile provide the following discussion of management’s judgments as to why our contractual arrangements allow us to consolidate Tianjin Shengkai Industrial Technology Development Co., Ltd.

As mentioned earlier in this report, pursuant to a restructuring plan intended to ensure compliance with the PRC rules and regulations, on May 30, 2008, Shengkai (Tianjin) Limited (SK WOFE) entered into a series of contractual arrangements (the “Contractual Arrangements”) with Tianjin Shengkai and/or all of the Shareholders of Tianjin Shengkai as described below:

Consigned Management Agreement
The Consigned Management Agreement, among SK WFOE, Tianjin Shengkai, and all of the shareholders of Tianjin Shengkai, provides that SK WFOE will provide financial, business, technical and human resources management services to Tianjin Shengkai that will enable SK WFOE to control Tianjin Shengkai’s operations, assets and cash flow, and in exchange, Tianjin Shengkai will pay a management fee to SK WFOE equal to 2% of Tianjin Shengkai’s annual revenue. The management fee for each year is due by January 31 of the following year. The term of the agreement is until SK WFOE acquires all of the equity or assets of Tianjin Shengkai.

Technology Service Agreement
The Technology Service Agreement, among SK WFOE, Tianjin Shengkai, and all of the shareholders of Tianjin Shengkai, provides that SK WFOE will provide technology services, including the selection and maintenance of Tianjin Shengkai’s computer hardware and software systems and training of Tianjin Shengkai employees in the use of those systems. SK WFOE will also provide research and development into new formulations of ceramics and methods that will increase the toughness and machinability of ceramics, raise manufacturing ceramic materials burn rate and lower sintering temperature, and lower production costs. The agreement also provides that SK WFOE will train Tianjin Shengkai’s staff to increase productive use of the new equipment and increase Tianjin Shengkai’s overall production capacity.

As consideration for such services, Tianjin Shengkai will pay a technology service fee to SK WFOE equal to 1% of Tianjin Shengkai’s annual revenue. The technology service fee for each year is due by January 31 of the following year. The term of the agreement is until SK WFOE acquires all of the equity or assets of Tianjin Shengkai.

Loan Agreement
The Loan Agreement, among SK WFOE and all of the shareholders of Tianjin Shengkai, provides that SK WFOE will make a loan in the aggregate principal amount of RMB49,000,000 (approximately $7,153,702) to the shareholders of Tianjin Shengkai, each shareholder receiving a share of the loan proceeds proportional to its shareholding in Tianjin Shengkai, and in exchange each shareholder agreed (i) to contribute all of its proceeds from the loan to the registered capital of Tianjin Shengkai in order to increase the registered capital of Tianjin Shengkai, (ii) to cause Tianjin Shengkai to complete the process of registering the increase in its registered capital with PRC regulatory authorities within 30 days after receiving the loan, and (iii) to pledge their equity to SK WFOE under the Equity Pledge Agreement described below.

The loan is repayable at the option of SK WFOE either in cash or by transfer of Tianjin Shengkai equity or all of its assets to SK WFOE. The loan does not bear interest, except that if (x) SK WFOE is able to purchase the equity or assets of Tianjin Shengkai, and (y) the lowest allowable purchase price for that equity or those assets under PRC law is greater than the principal amount of the loan, then, insofar as it is allowable under PRC law, interest will be deemed to have accrued on the loan in an amount equal to the difference between the lowest allowable purchase price for Tianjin Shengkai and the principal amount of the loan. The effect of this interest provision is that, if and when permitted under PRC law,

SK WFOE may acquire all of the equity or assets of Tianjin Shengkai by forgiving the loan, without making any further payment.

If the principal amount of the loan is greater than the lowest allowable purchase price for the equity or assets of Tianjin Shengkai under PRC law, then even though one might expect that SK WFOE would be entitled to receive the difference between those two amounts in repayment of the loan, Tianjin Shengkai is not obligated to make such a payment. The effect of this provision is that (insofar as allowable under PRC law) Tianjin Shengkai may satisfy its repayment obligations under the loan by transferring all of its equity or assets to SK WFOE, without making any further payment.

The Loan Agreement also contains agreements from the shareholders of Tianjin Shengkai that during the term of the agreement, they will elect as directors of Tianjin Shengkai only candidates nominated by SK WFOE, and they will use their best efforts to ensure that Tianjin Shengkai does not take certain actions without the prior written consent of SK WFOE, including (i) supplementing or amending its articles of association or bylaws, (ii) changing its registered capital or shareholding structure, (iii) transferring, mortgaging or disposing of any interests in its assets or income, or encumbering its assets or income in a way that would affect SK WFOE’ security interest, (iv) incurring or guaranteeing any debts not incurred in its normal business operations, (v) entering into any material contract (exceeding RMB 3,000,000, or approximately $439,741, in value), unless it is necessary for the company’s normal business operations; (vi) providing any loan or guarantee to any third party; (vii) acquiring or consolidating with any third party, or investing in any third party; and (viii) distributing any dividends to the shareholders in any manner. In addition, the Loan Agreement provides that at SK WFOE’ request, Tianjin Shengkai will promptly distribute all distributable dividends to the shareholders of Tianjin Shengkai.

Exclusive Purchase Option Agreement
The Exclusive Purchase Option Agreement, among SK WFOE, Tianjin Shengkai, and all of the shareholders of Tianjin Shengkai, provides that Tianjin Shengkai will grant SK WFOE an irrevocable and exclusive right to purchase all or part of Tianjin Shengkai’s assets, and the shareholders of Tianjin Shengkai will grant SK WFOE an irrevocable and exclusive right to purchase all or part of their equity interests in Tianjin Shengkai. Either right may be exercised by SK WFOE in its sole discretion at any time that the exercise would be permissible under PRC law, and the purchase price for SK WFOE’ acquisition of equity or assets will be the lowest price permissible under PRC law. Tianjin Shengkai and its shareholders are required to execute purchase agreements and related documentation within 30 days of receiving notice from SK WFOE that it intends to exercise its right to purchase.

The Exclusive Purchase Option Agreement contains agreements from Tianjin Shengkai and its shareholders that they will refrain from taking actions, such as voting to dissolve or declaring dividends, that could impair SK WFOE’s security interest in the equity of Tianjin Shengkai or reduce its value. These agreements are substantially the same as those contained in the Loan Agreement described above.

The agreement will remain effective until SK WFOE or its designees have acquired 100% of the equity interests of Tianjin Shengkai or substantially all of the assets of Tianjin Shengkai. The exclusive purchase options were granted under the agreement on May 30, 2008.

Equity Pledge Agreement
The Equity Pledge Agreement, among SK WFOE, Tianjin Shengkai, and all of the shareholders of Tianjin Shengkai, provides that the shareholders of Tianjin Shengkai will pledge all of their equity interests in Tianjin Shengkai to SK WFOE as a guarantee of the performance of the shareholders’ obligations and Tianjin Shengkai’s obligations under each of the other PRC restructuring agreements.

The Equity Pledge Agreement contains promises from Tianjin Shengkai and its shareholders that they will refrain from taking actions, such as voting to dissolve or declaring dividends, that could impair SK WFOE’ security interest in the equity of Tianjin Shengkai or reduce its value. These promises are substantially the same as those contained in the Loan Agreement described above.

Under the Equity Pledge Agreement, the shareholders of Tianjin Shengkai have also agreed (i) to cause Tianjin Shengkai to have the pledge recorded at the appropriate office of the PRC Bureau of Industry and Commerce, (ii) to deliver any dividends received from Tianjin Shengkai during the term of the agreement into an escrow account under the supervision of SK WFOE, and (iii) to deliver Tianjin Shengkai’s official shareholder registry and certificate of equity contribution to SK WFOE. Additionally, on July 3, 2008, a Supplementary Agreement to the Equity Pledge was executed to authorize SK WFOE to fully and completely represent all shareholders of Tianjin Shengkai to exercise their shareholder's rights in Tianjin Shengkai, including shareholders’ voting rights at shareholder meetings.

In 2008, SK WOFE invested US$7,153,702 (RMB 49,000,000) in Tianjin Shengkai (“Variable Interest Entity” or “VIE”) based on the loan amount entered into the Loan Agreement between SK WOFE and VIE. This is an implicit arrangement that SK WOFE has provided financial support to the VIE. Besides, SK WOFE had exercised the Consigned Management Service Agreement and Technology Service Agreement, SK WOFE had the operation control and the obligation to absorb loss or right to receive residual gain from VIE. Moreover, the SK WOFE gained control of the Board of Directors of VIE through the exercise of Equity Pledge Agreement. Those are the explicit arrangement that the SK WOFE had exercised actual control of the operation of the VIE.  The SK WOFE also has an option to exercise the Exclusive Purchase Option Agreement in the future to actually control VIE and turned it into direct control subsidiary.

The above five agreements represent interlocking agreements making SK WOFE becomes Primary Beneficiary of the Tianjin Shengkai. This fact and circumstances do not have any change up to the current period. In short, these five agreements met the ASC 810-10-25-5A analysis and the Company concluded that the VIE should be consolidated into the Group financial statements in all aspects.

11.
Please revise future filings to identify the impairment of long-lived assets as a critical accounting policy and provide a comprehensive discussion of management’s judgments as to how you determined your long-lived assets are not impaired. Please address the level at which you assess impairment for each material asset class and explain how you considered significant declines in revenue and potential over-capacity in your assessment of PP&E. Alternatively, please explain to us why you do not believe the impairment of long-lived assets is a critical accounting policy.

Response:

We will revise the Form 10-Q for the quarter ending March 31, 2013 to identify the impairment of long-lived assets as a critical accounting policy, as follows.

Accounting for the impairment of long-lived assets
The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review, pursuant to the guidelines established in Statement of Financial Accounting Standards (“SFAS”) No. 144 (now known as "ASC 360"). The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

12.
We note your auditor’s report only covers your financial statements as of and for the year ended June 30, 2012. Please have your auditor revise their report to also include the comparative financial statements and amend your filing to include the revised report. Refer to Rule 2-02(a) of Regulation S-X and SAS No. 58 for guidance. We remind you that your amendment should contain currently dated certifications that refer to the Form 10-K/A.

Response:

Our auditor will revise their report to include the comparative financial statements as of and for the year ended June 30, 2011. The revised report and currently dated certifications will be included in the Form 10-K/A.

Consolidated Balance Sheets, pages F-3 and F-4

13.	Please revise your balance sheets to parenthetically disclose the aggregate liquidation preference of your preferred stock as of each balance sheet date.

Response:

We will revise our balance sheets by disclosing the aggregate liquidation preference of our preferred stock as of each balance sheet date as follows. The revised balance sheet will be included in the Form 10-K/A.

		June 30,
	Note	2012	2011

STOCKHOLDERS’ EQUITY
Preferred stock – $0.001 par value 15,000,000 share authorized; 1,971,842 and 5,987,368 issued and outstanding; aggregate liquidation preference being $5,000,000 and $15,182,169, as of June 30, 2012 and 2011 respectively.	12	$1,971	$5,987

Consolidated Statements of Stockholders’ Equity, page F-6

14.	We refer to the reverse stock split affected on March 9, 2012. Please revise your statement of stockholders’ equity to retroactively reflect the reverse stock split for all periods presented.

Response:

We will revise our statement of stockholders’ equity to retroactively reflect the reverse stock split for all periods presented as follows. The revised statement of stockholders’ equity will be included in the Form 10-K/A.

SHENGKAI INNOVATIONS, INC.
(F/K/A SOUTHERN SAUCE COMPANY, INC.) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’EQUITY
 (Stated in US Dollars)

			Preferred					Accumulated
	Common stock		Stock		Additional			other
	Number		Number		paid-in	Statutory	Retained earnings	comprehensive
	of shares*	Amount	of shares	Amount	capital	reserves	(Accumulated losses)	Income	Total

Balance, June 30, 2010	11,595,585	$11,596	6,987,368	$6,987	$34,270,900	$7,081,706	$(46,686,271)	$3,033,903	$(2,281,179
Net income	-						93,470,759		93,470,759
Conversion from preferred stock to common stock	500,000	500	(1,000,000)	(1,000)	2,878,331				2,877,831
Appropriation of surplus reserve	-					4,114,898	(4,114,898)		-
Proceeds from shares issued in public offering	1,228,400	1,228			12,133,508				12,134,736
Proceeds from shares issued in public offering	529,323	529			5,331,424				5,331,953
Issuance of incentive stocks to employees	300,000	300			3,053,700				3,054,000
Issuance of incentive stocks to employees	735,000	735			2,292,465				2,293,200
Warrants issued to underwriters	-	-			(718,390)				(718,390)
Stock option expense	-	-			4,327,202				4,327,202
Currency difference	-	-						5,401,210	5,401,210
Balance, June 30, 2011	14,888,308	14,889	5,987,368	5,987	63,569,139	11,196,604	42,669,590	8,435,113	125,891,322

* The number of shares for all periods has been retroactively restated to reflect the 1-for-2 reverse stock split effected on March 9, 2012.

See accompanying notes to consolidated financial statements

SHENGKAI INNOVATIONS, INC.
(F/K/A SOUTHERN SAUCE COMPANY, INC.) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’EQUITY (Continued)
 (Stated in US Dollars)

			Preferred					Accumulated
	Common stock		Stock		Additional			other
	Number		Number		paid-in	Statutory	Retained earnings	comprehensive
	of shares*	Amount	of shares	Amount	capital	reserves	(Accumulated losses)	Income	Total

Balance, June 30, 2011	14,888,308	14,889	5,987,368	5,987	63,569,139	11,196,604	42,669,590	8,435,113	125,891,322
Net income							2,421,921		2,421,921
Conversion from preferred stock to common stock	2,007,763	2,008	(4,015,526)	(4,016)	3,262,198				3,260,190
Issuance of incentive stocks to employees	300,000	300			1,125,200				1,125,500
Stock option expense					3,739,030				3,739,030
Currency difference								3,153,076	3,153,076
Balance, June 30, 2012	17,196,071	17,197	1,971,842	1,971	71,695,567	11,196,604	45,091,511	11,588,189	139,591,039

* The number of shares for all periods has been retroactively restated to reflect the 1-for-2 reverse stock split effected on March 9, 2012.

See accompanying notes to consolidated financial statements

Note 2. Summary of Significant Accounting Policies, page F-11

(b) Principles of consolidation, page F-11

15.
Please revise future filings to provide the disclosures required by FASB ASC 810-10-50-5A.  Your disclosure should include, at a minimum, your methodology for determining why you are the primary beneficiary of the VIE, including, but not limited to, significant judgments and assumptions made in your determination (e.g., management’s judgments as to how the contractual arrangements allow for consolidation of Tianjin Shengkai Industrial Technology Development Co., Ltd.).

Response:

The Company will add the following note in Summary of Significant Accounting Policy in Form 10-Q for the quarter ending March 31, 2013 and future filings.

As mentioned earlier in this report, pursuant to a restructuring plan intended to ensure compliance with the PRC rules and regulations, on May 30, 2008, Shengkai (Tianjin) Limited (SK WOFE) entered into a series of contractual arrangements (the “Contractual Arrangements”) with Tianjin Shengkai and/or all of the Shareholders of Tianjin Shengkai as described below:

Consigned Management Agreement
The Consigned Management Agreement, among SK WFOE, Tianjin Shengkai, and all of the shareholders of Tianjin Shengkai, provides that SK WFOE will provide financial, business, technical and human resources management services to Tianjin Shengkai that will enable SK WFOE to control Tianjin Shengkai’s operations, assets and cash flow, and in exchange, Tianjin Shengkai will pay a management fee to SK WFOE equal to 2% of Tianjin Shengkai’s annual revenue. The management fee for each year is due by January 31 of the following year. The term of the agreement is until SK WFOE acquires all of the equity or assets of Tianjin Shengkai.

Technology Service Agreement
The Technology Service Agreement, among SK WFOE, Tianjin Shengkai, and all of the shareholders of Tianjin Shengkai, provides that SK WFOE will provide technology services, including the selection and maintenance of Tianjin Shengkai’s computer hardware and software systems and training of Tianjin Shengkai employees in the use of those systems. SK WFOE will also provide research and development into new formulations of ceramics and methods that will increase the toughness and machinability of ceramics, raise manufacturing ceramic materials burn rate and lower sintering temperature, and lower production costs. The agreement also provides that SK WFOE will train Tianjin Shengkai’s staff to increase productive use of the new equipments and increase Tianjin Shengkai’s overall production capacity.

As consideration for such services, Tianjin Shengkai will pay a technology service fee to SK WFOE equal to 1% of Tianjin Shengkai’s annual revenue. The technology service fee for each year is due by January 31 of the following year. The term of the agreement is until SK WFOE acquires all of the equity or assets of Tianjin Shengkai.

Loan Agreement
The Loan Agreement, among SK WFOE and all of the shareholders of Tianjin Shengkai, provides that SK WFOE will make a loan in the aggregate principal amount of RMB49,000,000 (approximately $7,153,702) to the shareholders of Tianjin Shengkai, each shareholder receiving a share of the loan proceeds proportional to its shareholding in Tianjin Shengkai, and in exchange each shareholder agreed (i) to contribute all of its proceeds from the loan to the registered capital of Tianjin Shengkai in order to increase the registered capital of Tianjin Shengkai, (ii) to cause Tianjin Shengkai to complete the process of registering the increase in its registered capital with PRC regulatory authorities within 30 days after receiving the loan, and (iii) to pledge their equity to SK WFOE under the Equity Pledge Agreement described below.

 The loan is repayable at the option of SK WFOE either in cash or by transfer of Tianjin Shengkai equity or all of its assets to SK WFOE. The loan does not bear interest, except that if (x) SK WFOE is able to purchase the equity or assets of Tianjin Shengkai, and (y) the lowest allowable purchase price for that equity or those assets under PRC law is greater than the principal amount of the loan, then, insofar as it is allowable under PRC law, interest will be deemed to have accrued on the loan in an amount equal to the difference between the lowest allowable purchase price for Tianjin Shengkai and the principal amount of the loan. The effect of this interest provision is that, if and when permitted under PRC law, SK WFOE may acquire all of the equity or assets of Tianjin Shengkai by forgiving the loan, without making any further payment.

If the principal amount of the loan is greater than the lowest allowable purchase price for the equity or assets of Tianjin Shengkai under PRC law, then even though one might expect that SK WFOE would be entitled to receive the difference between those two amounts in repayment of the loan, Tianjin Shengkai is not obligated to make such a payment. The effect of this provision is that (insofar as allowable under PRC law) Tianjin Shengkai may satisfy its repayment obligations under the loan by transferring all of its equity or assets to SK WFOE, without making any further payment.

The Loan Agreement also contains agreements from the shareholders of Tianjin Shengkai that during the term of the agreement, they will elect as directors of Tianjin Shengkai only candidates nominated by SK WFOE, and they will use their best efforts to ensure that Tianjin Shengkai does not take certain actions without the prior written consent of SK WFOE, including (i) supplementing or amending its articles of association or bylaws, (ii) changing its registered capital or shareholding structure, (iii) transferring, mortgaging or disposing of any interests in its assets or income, or encumbering its assets or income in a way that would affect SK WFOE’ security interest, (iv) incurring or guaranteeing any debts not incurred in its normal business operations, (v) entering into any material contract (exceeding RMB 3,000,000, or approximately $439,741, in value), unless it is necessary for the company’s normal business operations; (vi) providing any loan or guarantee to any third party; (vii) acquiring or consolidating with any third party, or investing in any third party; and (viii) distributing any dividends to the shareholders in any manner. In addition, the Loan Agreement provides that at SK WFOE’ request, Tianjin Shengkai will promptly distribute all distributable dividends to the shareholders of Tianjin Shengkai.

Exclusive Purchase Option Agreement
The Exclusive Purchase Option Agreement, among SK WFOE, Tianjin Shengkai, and all of the shareholders of Tianjin Shengkai, provides that Tianjin Shengkai will grant SK WFOE an irrevocable and exclusive right to purchase all or part of Tianjin Shengkai’s assets, and the shareholders of Tianjin Shengkai will grant SK WFOE an irrevocable and exclusive right to purchase all or part of their equity interests in Tianjin Shengkai. Either right may be exercised by SK WFOE in its sole discretion at any time that the exercise would be permissible under PRC law, and the purchase price for SK WFOE’ acquisition of equity or assets will be the lowest price permissible under PRC law. Tianjin Shengkai and its shareholders are required to execute purchase agreements and related documentation within 30 days of receiving notice from SK WFOE that it intends to exercise its right to purchase.

The Exclusive Purchase Option Agreement contains agreements from Tianjin Shengkai and its shareholders that they will refrain from taking actions, such as voting to dissolve or declaring dividends, that could impair SK WFOE’s security interest in the equity of Tianjin Shengkai or reduce its value. These agreements are substantially the same as those contained in the Loan Agreement described above.

The agreement will remain effective until SK WFOE or its designees have acquired 100% of the equity interests of Tianjin Shengkai or substantially all of the assets of Tianjin Shengkai. The exclusive purchase options were granted under the agreement on May 30, 2008.

Equity Pledge Agreement
The Equity Pledge Agreement, among SK WFOE, Tianjin Shengkai, and all of the shareholders of Tianjin Shengkai, provides that the shareholders of Tianjin Shengkai will pledge all of their equity interests in Tianjin Shengkai to SK WFOE as a guarantee of the performance of the shareholders’ obligations and Tianjin Shengkai’s obligations under each of the other PRC restructuring agreements. The Equity Pledge Agreement contains promises from Tianjin Shengkai and its shareholders that they will refrain from taking actions, such as voting to dissolve or declaring dividends, that could impair SK WFOE’ security interest in the equity of Tianjin Shengkai or reduce its value. These promises are substantially the same as those contained in the Loan Agreement described above.

Under the Equity Pledge Agreement, the shareholders of Tianjin Shengkai have also agreed (i) to cause Tianjin Shengkai to have the pledge recorded at the appropriate office of the PRC Bureau of Industry and Commerce, (ii) to deliver any dividends received from Tianjin Shengkai during the term of the agreement into an escrow account under the supervision of SK WFOE, and (iii) to deliver Tianjin Shengkai’s official shareholder registry and certificate of equity contribution to SK WFOE. Additionally, on July 3, 2008, a Supplementary Agreement to the Equity Pledge was executed to authorize SK WFOE to fully and completely represent all shareholders of Tianjin Shengkai to exercise their shareholder's rights in Tianjin Shengkai, including shareholders’ voting rights at shareholder meetings.

In 2008, SK WOFE invested US$7,153,702 (RMB 49,000,000) in Tianjin Shengkai (“Variable Interest Entity” or “VIE”) based on the loan amount entered into the Loan Agreement between SK WOFE and VIE. This is an implicit arrangement that SK WOFE has provided financial support to the VIE. Besides, SK WOFE had exercised the Consigned Management Service Agreement and Technology Service Agreement, SK WOFE had the operation control and the obligation to absorb loss or right to receive residual gain from VIE. Moreover, the SK WOFE gained control of the Board of Directors of VIE through the exercise of Equity Pledge Agreement. Those are the explicit arrangement that the SK WOFE had exercised actual control of the operation of the VIE.  The SK WOFE also has an option to exercise the Exclusive Purchase Option Agreement in the future to actually control VIE and turned it into direct control subsidiary.

The above five agreements represent interlocking agreements making SK WOFE becomes Primary Beneficiary of the Tianjin Shengkai. This fact and circumstances do not have any change up to the current period. In short, these five agreements met the ASC 810-10-25-5A analysis and the Company concluded that the VIE should be consolidated into the Group financial statements in all aspects.

(f) Accounts receivable, page F-12

16.
Please tell us and revise future filings to disclose the amount of the allowance for doubtful accounts as of each balance sheet date. Refer to Rule 5-02.4 of Regulation S-X for guidance. Please also revise future filings to present a roll-forward of the activity in the allowance for doubtful accounts during each period presented.

Response:

The amount of the allowance for doubtful accounts was $246,685 and $175,874 as of June 30, 2012 and 2011, respectively.

We will revise the Form 10-Q for the quarter ending March 31, 2013 and future filings to disclose the amount of the allowance for doubtful accounts as of each balance sheet date, and present a roll-forward of the activity in the allowance for doubtful accounts during each period presented.

17.
Please tell us and revise MD&A in future filings to disclose an ageing of your accounts receivable as of each balance sheet date. Please also revise future filings to explain how you assess the collectability of past due amounts.

Response:

The following table sets forth the aging analysis for accounts receivable as of June 30, 2012 and 2011, respectively:

	As of June 30, 2012	As of June 30, 2011
Due within 30 days	$ 1,696,581	$ 10,588,657
Due from 31 to 90 days	2,844,993	1,460,357
Due from 91 to 180 days	3,257,626	234,240
Due from 181 to 360 days	1,589,620	340,104
Due over 361 days	246,685	175,874
Total	$ 9,635,505	$ 12,799,232

We will revise MD&A in the Form 10-Q for the quarter ending March 31, 2013 and future filings to disclose an ageing of our accounts receivable as of each balance sheet date, and add the following explanation:

We assess the collectability of past due amounts by making judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitoring current economic trends that might impact the level of credit losses in the future.

Based on the above assessment, we established the general provisioning policy beginning from the year ended June 30, 2011 to make allowance equivalent to 100% of accounts receivable aged over 1 year. Additional specific provision is made against accounts receivable to the extent which they are considered to be doubtful.

(m) Cash and cash equivalents, page F-14

18.
We note your disclosure that “cash and cash equivalents consist of cash on hand and bank deposits with original maturities of nine months or less”. It appears to us that your definition of cash equivalents does not comply with FASB ASC 305-10-20. Please tell us the amount of cash equivalents as of each balance sheet date, including the balance sheet in your subsequent quarterly filing, with original maturities greater than three months. Please explain to us why you believe these amounts are appropriately included in cash and cash equivalents in your balance sheets.

Response:

We will revise the disclosure in Note 2. Summary of Significant Accounting Policies, (m) Cash and cash equivalents, to read as: “cash and cash equivalents consist of cash on hand and bank deposits with original maturities of three months or less”. The revised note will be included in the Form 10-K/A.

(n) Fair value of financial instruments, page F- 15

19.
Please more fully explain to us how you determined the fair value of the conversion option during each period presented, including the amounts of the “changes in fair value” and the amounts of the “conversion from preferred to common.”

Response:

We engage Pluris Valuation Advisors LLC, an independent third party valuation services firm, to assist us in assessing the fair value of our preferred stock and warrants on a quarterly basis.

The fair value of the convertible preferred stock was estimated by bifurcating the instrument into two components: the Common Shares Value portion (which is the conversion option value) and the Liquidation Preference Value portion.

The Common Share Value portion (conversion option value) component of the preferred stock is determined by utilizing a discount model to calculate the fair value of the conversion shares of the preferred stock as of the valuation date. This discount model calculates a discount for equity by utilizing statistics calculated in a regression of empirical sales discounts of illiquid equity transactions in the secondary market.

The discount model takes into account the following factors: (1) the historical volatility of the company’s common stock price, (2) the size of the company, (3) the average daily trading volume of the company’s common stock, and (4) the amount of time until the shares may be sold in the public market. By discounting the market price of the common stock at the valuation date for its illiquidity, the fair value of the Common Shares Value portion (the conversion option value) is determined.

Pursuant to ASC 815-40-55-33, the down-round provision precludes the embedded conversion option of the Preferred Shares from being considered indexed to the entity’s own stock. Therefore, we recorded the Common Shares Value portion (which is the conversion option value) as a liability with the changes in fair value recognized in earnings for each reporting period. For the other component, the Liquidation Preference Value portion, we recorded its fair value of issuance day as an equity: par value of $0.001 per preferred stock, and the difference between the fair value and the par value is recorded as the Additional paid-in capital –Preferred Stocks. And no changes in fair value recognized for following period. If there is a conversion from preferred stocks to common stocks, we will do the following accounting journal entry:

Dr: Preferred stock ($ 0.001 par value)
Cr: Common stock ($ 0.001 par value)

Dr: Preferred (conversion option) liabilities [$ Pro rata the book value (fair value) at the beginning of current period]
Dr: Additional paid-in capital (preferred stock) [$ Pro rata book value (history value) at the beginning of current period]
Cr: Additional paid-in capital (common stock) [$ sum of the above 2 value]

Following is the calculation and booking for the conversion and Fair Value changes of Preferred Stocks:

	6/30/2011	9/30/2011		12/31/2011		3/31/2012		6/30/2012
Valuation summary from Pluris:
Preferred Stock:
Number of Security (shares)	5,987,368		3,087,368		3,087,368		3,087,368		1,971,842
Common Shares Value Portion ($ value)	$5,782,014		$1,966,811		$1,329,045		$1,272,153		$481,128
Liquidation Preference Value portion ($ value)	$1,644,219		$950,604		$892,396		$742,852		$388,462
Total Fair Value of Convertible Preferred	$7,426,233		$2,917,415		$2,221,441		$2,015,005		$869,590

Shengkai's Book Value:
Preferred stock ($0.001 par value)	$5,988		$3,088		$3,088		$3,088		$3,088
Additional paid-in capital: Preferred stock	$8,399,596		$4,331,226		$4,331,226		$4,331,226		$2,766,270
Preferred (conversion option) liabilities	$5,782,014		$1,966,811		$1,329,045		$1,272,153		$481,128
										2012FY (total)
Conversion from Preferred stock to Common stock:
Shares of preferred (shares)			2,900,000		-		-		1,115,526		4,015,526
Preferred stock ($0.001 par value)			$2,900						$1,116		$4,016
Preferred (conversion option) liabilities :			$2,800,536		$0		$0		$459,654		$3,260,190
Additional paid-in capital: Preferred stock :			$4,068,370						$1,564,956		$5,633,326

Fair Value changes in Preferred - conversion option :		$	(1,014,667)	$	(637,766)	$	(56,892)	$	(331,371)	$	(2,040,696)

Since there has been no exercise of warrants, the Fair Value change was the difference between the beginning and ending of the periods.

Following is the reconciliation for the Warrant liabilities and Preferred (conversion option) liabilities due to “changes in fair value” and “conversion from preferred to common”:

	Warrant liabilities	Preferred (conversion option) liabilities	Total
Fair (Book) value as of 2011-6-30	168,442	5,782,014	5,950,456
Transfer Liability into Equity (Additional paid-in capital) due to conversion		(3,260,190)	(3,260,190)
Changes in Fair Value	(166,681)	(2,040,696)	(2,207,377)
Fair (Book) value as of 2012-6-30	1,761	481,128	482,889

Note 12. Preferred Stock and Warrants Issued in 2008 Financing, page F-25

20.
We note your disclosure that “in the event the Company does not have sufficient shares or is prohibited by law or regulation, holders can require cash redemption” at a redemption price equal to 130% of the Liquidation Preference Amount plus additional amounts based on the difference between the bid prices on the conversion date and the date the Company has sufficient shares. Please clarify for us what securities could require cash redemption and, in light of this provision, please explain to us how and why these securities are not required to be recorded outside of equity in your balance sheets.

Response:

With regards to the statement in Note 12 - Preferred Stock and Warrants Issued in 2008 Financing, “In the event the Company does not have sufficient shares or is prohibited by law or regulation, holders can require cash redemption. The redemption price would equal 130% of the Liquidation Preference Amount plus additional amounts based on the difference between the bid prices on the conversion date and the date the Company has sufficient shares”, it refers to the Company’s Preferred Stock that could require cash redemption.

First, we believe that the “laws or regulation” condition relates to the general requirement that a Company must not be restricted by relevant authorities to be able to duly authorize a sufficient number of shares in order to issue the conversion shares. This means that the Company must have enough shares of common stock authorized at the time that a request for conversion is received so that it may duly issue new shares of common stock upon the conversion of the Series A preferred stock. Such a requirement is a matter of state law under Sections 607.0601and 607.0631 of Title XXXVI of the Florida Statutes, and the Company can be sued under Section 607.0304 for any ultra vires actions for which the corporation lacked power to act, such as issuing shares that were not duly authorized by the Company’s articles of incorporation. Additionally, NASDAQ, the exchange on which the Company’s common stock is traded, is an entity that sets forth regulations concerning the total number of shares of common stock that are authorized to be traded on the exchange. At the time of listing, the Company included in its listing application the number of conversion shares that would need to be accounted for in the total number of common shares to be listed on NASDAQ. If the Company were to issue shares in excess of the total number of shares it originally submitted for listing to NASDAQ, it would be required under NASDAQ Rule 5250(e) to provide notification to list additional shares on the exchange prior to any actual issuance.

Since the Company can issue, and to date has issued, additional shares in compliance with the above-mentioned laws and regulations, so long as it continues to follow the proper procedures to authorizing any additional shares as needed, we believe that the Company can control how many shares it has authorized in advance of the actual issuance. In fact, the Company has an obligation under Section 1.3 of the Securities Purchase Agreement to reserve for issuance at least 150% of the number of conversion shares, so that at all times it will have a sufficient number of shares authorized for issuance. As a result, we believe the issuance of common stock for conversion is solely within the Company’s control.

According to ASC 815-40-15-7I, if a denominated currency of an equity-linked financial instrument’s strike price is different from the entity’s functional currency, an equity-linked financial instrument is not indexed to the entity’s own stock. ASC 815-40-55-36 illustrates the implementation of the above standard. Shengkai Innovations, Inc.’s primary operations are conducted in the PRC through its subsidiary, Tianjin Shengkai Industrial Technology Development Company Limited, and the operating incomes and expenses are transacted in Renminbi (RMB). For the Series A Preferred Stock, there is no strike price according to the Securities Purchase Agreements between the Company and the investors, and the embedded conversion feature of the preferred stock will allow the investors to convert one preferred stock to 0.5 common stock. Since there is no currency settlement involved in conversion, ASC 815-40-15-7I is not applicable.

However, there is a down-round provision to protect the investors’ right in Certificate of Designations of the Series A preferred stock. If the Company issues any additional shares of common stocks less than $5.0714, the conversion ratio will be adjusted downward to reflect such lesser issued price of common stock for the first two years from the initial issuance date of the Series A preferred stock. The down-round provision precludes the embedded conversion option of the preferred stocks from being considered indexed to the entity’s own stock according to ASC 815-40-55-33. Therefore, the embedded conversion option is bifurcated. Please refer to our response to the above Comment #19 about the method and accounting for the two components of the Preferred Stock.

21.	In light of the liquidation preference related to the preferred shares, please explain to us why you believe the preferred shareholder converted their preferred shares into common stock.

Response:

We are not affiliated with these preferred shareholders. We processed the conversion upon satisfaction of all the conditions for conversion and did not inquire about the reasons for conversion. Therefore, we do not know why the preferred shareholder converted their preferred shares into common stock.

Note 15. Earnings Per Share, page F-35

22.	Please revise future filings to provide the disclosure required by FASB ASC 260-10-50-1(c).

Response:

We will revise Form 10-Q for the quarter ending March 31, 2013 and future filings to provide the disclosure required by FASB ASC 260-10-50-1(c).

Item 9A. Controls and Procedures, page 60

23.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

In connection with your process to determine that your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response:

Substantially all of our operations are in PRC. We have considered the way our business is managed and the activities of our various business and financial departments and how they interact with each other. In this regard, we have implemented the following actions and procedures:

•
Adopted a Code of Ethics for the Company to clearly define the good business ethics for employees to follow. The Code also addresses certain significant matters such as conflict of interest, accurate financial reporting and compliances with governmental rules and regulations;

•
Constructed a proper organization hierarchy. The accounting department has implemented segregated duties system, cross checking, checking and balancing, random checking, etc. Moreover, the critical accounting functions such as authorizing, executing and recording events, safeguarding resources related to assets, reconciling accounts, oversight and auditing designs are reviewed periodically by our CEO and CFO;

•
Set up a daily information collecting and checking system from various channels to ensure accuracy and reliability of accounting records and information by identifying and recording all transactions, providing, timely information in sufficient details to permit proper classification and financial reporting, accurately measuring the financial value of transaction, and recording transaction in the time period in which they occurred;

•
Established an internal authorization system and internal self-audit function to cross check and supervise our accounting activities and financial reporting process and monitor the effectiveness of such controls; and

•
Utilized accounting information technology to update system and control safety and user access in order to effectively build automatic checking of balance and facilitate the periodic random checking by the management.

Presently, we are also considering enhancing our preventative control system to detect problems as early as possible and for the management to implement corrective actions whenever a problem is detected.

Please clarify how you maintain your books and records and prepare your financial statements.

•
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:

We maintain our books and records of our operating companies in China in accordance with PRC GAAP to comply with local regulations, and convert them to U.S. GAAP for purpose of SEC reporting on a quarterly basis in preparation of our consolidated accounts. We have established procedures in our quarterly conversion practices, including, among others, checklist system and review function performed by internal senior staff and external auditors. We have been employing chief financial officers since March 2010 who possess adequate knowledge and experience in U.S. GAAP to oversee our financial reporting processes and controls including periodical conversion from PRC GAAP to U.S. GAAP and disclosures. Going forward, we will continue to design and provide effective training to our accounting personnel to ensure their knowledge of U.S. GAAP and SEC regulatory requirements is kept up-to-date.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

We do not retain any accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

We do not retain any individuals who are not our employees and are not employed by an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

We note that you identify an audit committee financial expert in your filings. Please describe to us the extent of her knowledge of U.S. GAAP and internal control over financial reporting.

Response:

The chairperson of our audit committee is identified as the audit committee financial expert. She has been serving as Finance Manager of Yayi International since July 2011. Prior to that, she served as Professional Auditor at Deloitte Touche Tohmatsu CPA Ltd. (China) since July 2006, where she was trained to provide audit services for U.S. public companies. She holds designation of Certified General Accountants of Canada and is a member of Association of Chartered Certified Accountants of the United Kingdom. She received her bachelor’s degree in accounting and master’s degree in business administration from Nankai University in Tianjin, China. She has adequate knowledge and experience of U.S. GAAP and internal control over financial reporting accumulated from her academic study and professional practices.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

24.	To the extent applicable, please comply with the comments related to your Form 10-K in your future quarterly filings.

Response:

To the extent applicable, we will comply with the comments related to our Form 10-K in our Form 10-Q for the quarter ending March 31, 2013 and future filings.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Wang Chen
Wang Chen
Chief Executive Officer